Exhibit 11

COMPUTATION OF EARNINGS PER SHARE

	Year Ended
	September 30,
	2006	2005

Net income (loss)	$(10,936)	$93,685
Weighted average number of shares outstanding	5,247,107	5,247,107

Net income (loss) per common share	$(0.01)	$0.02